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                                                                 EXHIBIT (a)(13)


FOR IMMEDIATE RELEASE                                          NEWS ANNOUNCEMENT

CONTACT:
Matthew E. Devine                              Joseph N. Jaffoni
Chief Financial Officer                        David C. Collins
Chancellor Media Corporation                   Jaffoni & Collins Incorporated
972/869-9020                                   212/835-8500 or jaffoni@jcir.com

                 CHANCELLOR MEDIA COMPLETES OFFER FOR KATZ MEDIA

Irving, Texas: October 27, 1997 -- Chancellor Media Corporation (Nasdaq: AMFM) announced today that its wholly-owned subsidiary, Morris Acquisition Corporation, has accepted for payment all shares of Katz Media Group, Inc. (AMEX:KTZ) common stock tendered pursuant to the tender offer for Katz Media which expired at 5:00 p.m., New York City time, on Friday, October 24, 1997. A total of 13,531,726 shares were tendered in the offer (including 740,138 shares subject to guarantees of delivery) representing approximately 99% of the outstanding shares of Katz Media common stock.

Chancellor Media Corporation of Los Angeles, an indirect, wholly-owned subsidiary of Chancellor Media, also announced today that it had obtained the requisite consents of registered holders of the 10 1/2% Senior Subordinated Notes due 2007 of Katz Media Corporation, an indirect, wholly-owned subsidiary of Katz Media, to certain amendments to the indenture governing such notes pursuant to the consent solicitation which expired at 6:00 p.m., New York City time, on Friday, October 24, 1997. Consents from registered noteholders holding notes in an aggregate principal amount of $99,850,000 were delivered in the consent solicitation, representing over 99% of the outstanding principal amount of the notes.

Katz Media is the only full-service media representation firm in the United States serving multiple types of electronic media, representing radio and television stations, cable television systems and Internet media outlets. The company is exclusively retained by over 2,000 radio stations, 340 television stations and 1,500 cable systems to sell national spot advertising air time throughout the United States.

Chancellor Media is one of the largest radio broadcast companies in the United States. Upon consummation of all pending transactions, Chancellor Media and its subsidiaries will own and operate 99 radio stations in 21 large markets across the United States.